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                                                                     EXHIBIT 2.3

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


JOHN D. CRAWFORD, CAROLYN                   )
BAGBEY, RICK R. DAVIS, DONNA                )
RAOUST, OLIVIER RAOUST, and DAVID           )
GLENN TATUM SMITH,                          )
                                            )
                       Plaintiffs,          )
                                            )
             v.                             )        Civil Action
                                            )        No. 17334
                                            )
CINCINNATI BELL, INC., an Ohio              )
corporation, IXC COMMUNICATIONS,            )
INC., a Delaware corporation, IVORY         )        FILED UNDER
MERGER, INC., a Delaware corporation,       )        SEAL
WOLFE H. BRAGIN, JOE C. CULP, CARL W.       )
MC KINZIE, RALPH J. SWETT,                  )
PHILLIP L. WILLIAMS, BENJAMIN L. SCOTT,     )
RICHARD D. IRWIN, JOHN M. ZRNO,             )
                                            )
                                            )
                       Defendants.          )


                    SECOND AMENDED AND SUPPLEMENTAL COMPLAINT


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        Plaintiffs John D. Crawford, et al., by their attorneys, allege upon knowledge as to themselves and their actions, and upon information and belief as to all other matters, as follows:

                                   THE PARTIES

        1. Plaintiff John D. Crawford is, and at all relevant times has been, a record stockholder of Defendant IXC Communications, Inc. ("IXC" or the "Company"). Mr. Crawford currently controls approximately 880,000 shares of IXC common stock, or about 2% of the Company's outstanding shares. Mr. Crawford is the former president of IXC's retail division.

        2. Plaintiffs Donna and Olivier Raoust own 32,835 shares of IXC common stock.

        3. Plaintiff Rick R. Davis owns 10,445 shares of IXC common stock.

        4. Plaintiff David Glenn Tatum Smith owns 2,180 shares of IXC common stock.

        5. Plaintiff Carolyn Bagbey owns 200 shares of IXC common stock.

        6. The individual named Plaintiffs above own in the aggregate 925,660 shares of IXC common stock, or approximately 2.5% of such shares outstanding.


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        7. IXC is a Delaware corporation headquartered in Austin, Texas. Through its subsidiaries, IXC provides telecommunications services. IXC has a nationwide fiber optic network and sells voice and data transmission services to telecommunication companies. IXC's common stock is traded on NASDAQ. As of March 19, 1999, there were approximately 36,602,934 shares of IXC common stock issued and outstanding.

        8. Defendant Cincinnati Bell, Inc. ("Cincinnati Bell") is an Ohio corporation whose core business is local telecommunication services.

        9. Defendant Ivory Merger, Inc. ("Ivory") is a Delaware corporation and a wholly owned subsidiary of Cincinnati Bell.

        10. Defendant Benjamin L. Scott ("Scott") was President, Chief Executive Officer and Chairman of the Board of IXC from 1997 until May 1999. In May 1999, Scott was removed as President and Chief Executive Officer. On or about July 17, 1999 Scott was terminated as Chairman of the Board.

        11. Defendant Richard D. Irwin ("Irwin") was a director of the Company at all times relevant hereto. On or about July 17, 1999, he replaced Scott as Chairman of IXC's Board of Directors.


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        12. Defendant John M. Zrno ("Zrno") replaced Scott as IXC's President and Chief Executive Officer in May 1999. He has also been a director of IXC since May 1999.

        13. Defendant Wolfe H. Bragin ("Bragin") was a director of the Company at all times relevant hereto and has served since 1985 as Vice President of General Electric Investment Corporation, a subsidiary of General Electric Company that acts as an advisor to the Trustees of the General Electric Pension.

        14. Defendants Joe C. Culp, Carl W. McKinzie, Ralph J. Swett, and Phillip L. Williams were each directors of the Company at all times relevant hereto.

                            CLASS ACTION ALLEGATIONS

        15. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of IXC, or their successors in interest, who are being and will be harmed by Defendants' actions described herein (the "Class"). Excluded from the Class are Defendants, the General Electric Pension Trust ("GEPT"), and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants.


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        16. This action is properly maintainable as a class action because:

            a. The Class is so numerous that joinder of all members is impracticable. There are thousands of IXC stockholders who are located throughout the United States.

            b. There are questions of law and fact which are common to the Class, including: (i) whether the Defendants have engaged or are engaging in a manner calculated to benefit themselves or others at the expense of IXC stockholders, (ii) whether the individual Defendants have breached their fiduciary duties to the Class members, and (iii) whether Plaintiffs and the other members of the Class would be irreparably damaged if the Defendants are not enjoined as requested.

            c. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have no interest that is adverse or antagonistic to the interests of the Class.

            d. Plaintiffs are committed to prosecuting this action and have retained counsel competent and experienced in litigation of this nature. In fact, as discussed hereafter, Plaintiff Crawford has prosecuted a related action, Crawford v. IXC Communications, Inc., Del. Ch., C.A. No. 17189 (filed


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May 28, 1999), demanding access to the books and records of the Company to investigate, among other things, the actions of the individual Defendants in response to offers to purchase the Company. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

            e. The Defendants have acted -- and have refused to act -- on grounds generally applicable to the Class. Thus, final injunctive relief on behalf of the Class is appropriate.

            f. Plaintiffs anticipate that there will be no difficulty in the management of this litigation.

                               FACTUAL BACKGROUND

IXC RECEIVES ACQUISITION PROPOSALS

            17. In early February 1999, IXC announced that it had retained Morgan Stanley Dean Witter & Co. ("Morgan Stanley") to explore a possible sale of the Company or a strategic partnership. The February 15, 1999 edition of Mergers & Acquisitions Report cited analysts' reports that the Company was "shopping itself for $80 per share, or roughly $3 billion ..." and that several weeks prior to that date, an unidentified bidder had offered $60 per share. The March 15 issue of Business Week reported that IXC would be sold "within weeks" for $53 per share.


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        18. In the latter part of March 1999, when IXC was trading at approximately $52 per share, Mr. Crawford called Benjamin L. Scott, IXC's then-President and CEO, and was led to believe that the Company would be sold within two weeks to sixty days. No such transaction materialized. Mr. Crawford was also informed at various times by representatives of Merrill Lynch Pierce, Fenner & Smith Incorporated ("Merrill Lynch") that Mr. Scott and other officers of IXC were meeting with representatives of RSL Corporation or other entities in an effort to negotiate a merger. These negotiations, however, were unsuccessful. According to Merrill Lynch, the negotiations failed because the IXC Board of Directors was seeking a price of at least $70 per share for IXC's common stock, while the Company's suitors, having realized that IXC was plagued with ineffective management, were offering less.

        19. The May 22, 1999 edition of the International Herald Tribune noted that J.P. Morgan Securities had downgraded IXC's stock the previous week following the Company's rejection of a number of acquisition proposals. The Company's per share price eventually slid to the $30-$35 range. On approximately May 28, 1999, Mr. Scott was replaced as CEO and President of IXC by Defendant John Zrno.


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MR. CRAWFORD'S ACTION PURSUANT TO 8 DEL. C. SECTION 220

        20. On May 18, 1999 Mr. Crawford sent to the Company a written demand pursuant to Section 220 of the Delaware General Corporation Law to inspect and copy the stock ledger, stockholder list and all books and records of the Company relating to proposed purchase offers made for IXC stock within the six month period immediately preceding the date of the demand. The demand stated Mr. Crawford's purpose -- to evaluate the advisability of any proposed transaction as described above and to evaluate the response thereto by management and the Board of Directors.

        21. Although it never formally responded to the demand, the Company refused Plaintiff's request. As a result, on May 28, 1999 the Plaintiff filed a complaint pursuant to 8 Del. C. Section 220, Crawford v. IXC Communications, Inc., Del. Ch. C.A. No. 17189 (the "Section 220 Action"). The Section 220 Action is in the process of being settled. Pursuant to that settlement, Plaintiff Crawford has received documents indicating that the Company did negotiate with several suitors before entering a Merger Agreement with Cincinnati Bell (the "Merger Agreement") and that the earlier suitors proposed transactions more attractive to IXC's stockholders than the Merger Agreement.


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IXC RECEIVES MULTIPLE PROPOSALS FOR BUSINESS COMBINATION TRANSACTIONS

        22. According to the documents received by Plaintiff Crawford pursuant to the Section 220 Action, IXC received proposals for business combinations from at least four telecommunication companies prior to the Cincinnati Bell offer. One of these entities represented that it was "prepared to provide your shareholders with a significant premium to your stock's closing price of $45.06 on February 9, 1999." The prospective acquirer stated further that it was "flexible with respect to the mix of consideration (cash and/or common stock) to be received by your shareholders" and "welcome[d]" the Company's "input on what would be most attractive to its [the IXC] shareholders."


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        23. Further documents obtained by Crawford in the Section 220 Action show that another suitor proposed a stock-for-stock merger which it estimated to have "a value of approximately $51 per IXC share or an approximate 42% premium to the February 1 stock price when we initially proposed these economic terms." This suitor also explained that, in addition to the $51 per share merger consideration, IXC's stockholders would share in further value created by the synergies between the companies:

            Based on the work our teams have done together to identify revenue, cost and capital synergies, IXC shareholders would share a potential value of creation with the present value of approximately $3.4 billion or $40.00 per IXC share. As a result, we believe our proposal would deliver value to the IXC shareholders far in excess of any current implied value from the exchange ratio.

        24. Further documentation received by Plaintiff Crawford in the Section 220 Action reveals that on February 8, 1999 another suitor proposed a transaction in which IXC's stockholders would have been paid in the range of $60 per share. Several months later, on May 12, 1999, the same suitor offered to pay in the $50 per share range to IXC's common stockholders, a price that itself substantially exceeds the current value of the merger consideration in the Cincinnati Bell transaction.


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        25. The proposals discussed above did not constitute final offers.
Rather, the individual Defendants had the opportunity to negotiate an even higher value for IXC stockholders than the amounts originally put forward by the bidders for the Company.

        26. Unfortunately, the individual Defendants not only failed to act appropriately in connection with the proposals described above, but approved a Merger Agreement with Cincinnati Bell that is designed specifically to preclude any of the other suitors from re-entering the bidding process.


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THE DEFENDANTS APPROVE AN INADEQUATE (AND TWO TIERED) OFFER

        27. On or about July 21, 1999, IXC announced the Merger Agreement. Under the Agreement, Cincinnati Bell's wholly owned subsidiary, Ivory Merger, Inc. ("Ivory") will merge with and into the Company (the "Merger"). Following the Merger, the Company will be a wholly owned subsidiary of Cincinnati Bell. Two of IXC's directors, John Zrno and Richard Irwin, will join the Cincinnati Bell board. Cincinnati Bell's Chief Executive Officer, Richard Ellenberger, will become president and CEO of the new, combined company. Each share of IXC stock -- other than those accorded illegal special treatment -- will be converted at a fixed exchange ratio of 2.0976 shares of Cincinnati Bell common stock. Based on the July 20 closing price for Cincinnati Bell of $23.56, the transaction would have been valued by IXC at approximately $3.2 billion, or $49.43 per share (including assumed debt). The purchase price for shares held by the public stockholders is not protected by a collar, i.e. there is no agreed minimum per share price. Thus, if the price of Cincinnati Bell stock decreases precipitously, the public stockholders of IXC will receive a correspondingly lower value in exchange for their IXC shares.

        28. The absence of minimum price protection is particularly harmful here, where Cincinnati Bell itself expected the price of its common stock to plummet upon


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announcement of the Merger. In order to cushion the anticipated blow to its stock price, Cincinnati Bell agreed to issue $400 million of convertible subordinated debentures to Oak Hill Capital Partners, LP, an investment partnership founded by Robert M. Bass ("Oak Hill"). J. Taylor Crandall of Oak Hill will become a member of Cincinnati Bell's Board of Directors. In addition, Cincinnati Bell's directors have authorized using up to $200 million of the proceeds from the Oak Hill investment to repurchase stock in an open market share repurchase program. Not surprisingly, however, the anticipated decline in the price of Cincinnati Bell stock--and the resulting decline in value of the Merger consideration to the public stockholders of IXC--did materialize. Specifically, on the day that the Merger was announced, the market price per share of Cincinnati Bell stock dropped $3.75 to $19.8125, resulting in an over 15% decrease in the value of the Merger consideration to IXC's public stockholders.

        29. IXC's largest stockholder, GEPT, however, did not agree to accept the same terms to be received by IXC's other stockholders in the Merger. Rather, GEPT, which owned approximately 26% of the Company's outstanding shares at the time that the Merger Agreement was negotiated, and which had (and still has) a representative on the Company's board --


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Mr. Bragin -- negotiated a higher, guaranteed price of $50 cash per share for half of its IXC holdings, negotiations memorialized in a Stock Purchase Agreement dated as of July 20, 1999 (the "GEPT Stock Purchase Agreement").

        30. Cincinnati Bell afforded GEPT preferential treatment in order to procure GEPT's approval of the transaction. The Merger is subject to the majority stockholder approval of both companies. The proposed purchase of GEPT's vote along with its shares poisons the voting process for IXC's stockholders. Approximately twenty-six percent of the shares voted will be voted by Cincinnati Bell through its purchase of approximately one-half of GEPT's IXC shares and through Cincinnati Bell's purchase of GEPT's vote of its remaining IXC stock pursuant to a Stockholder Agreement dated as of July 20, 1999 (the "GEPT Stockholders Agreement"). That vote, however, will purport to bind the remaining IXC shareholders to a transaction different from that entered into with GEPT -- one for lower consideration.

        31. Defendants Swett and Irwin entered into a similar stockholders agreement, also dated the same day as the Merger Agreement, whereby Messrs. Swett and Irwin agreed to vote 5,995,706 shares of IXC controlled by them in favor of the Merger.


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        32. Thus, including GEPT, shareholders representing approximately 40% of the outstanding shares of IXC have committed to vote their shares in favor of the Merger.

        33. Moreover, the Merger Agreement is designed to deter potential suitors from making competing bids. For example, Section 4.03 of the Merger Agreement contains a "No Solicitation" provision that is striking in breadth.
Section 4.03 not only prohibits IXC or its agents from soliciting alternative transactions to the Merger, but prohibits IXC or its agents from even discussing an unsolicited proposal with any suitor other than Cincinnati Bell.

        34. If IXC violates the prohibition against discussions or solicitations and instead enters into an alternative IXC Acquisition Agreement, Cincinnati Bell will be entitled not only to terminate the Merger Agreement, but to collect a $105 million termination fee, exercise a stock option to purchase IXC shares that could yield a profit to Cincinnati Bell of up to $26.25 million and sue for further damages against IXC or others.

        35. The net effect of these provisions is to render any proposal for an alternative to the Cincinnati Bell transaction prohibitively expensive. Accordingly, the Merger Agreement has effectively locked up IXC and is preventing the Company from receiving any further solicitations of interest.


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        36. On or about September 14, 1999, IXC distributed to its stockholders the proxy statement prospectus (the "proxy statement") in connection with the special stockholders meeting to vote on the Merger. The proxy statement contains numerous material misstatements and omissions that preclude an informed shareholder vote.

        37. The proxy statement misstates the number of shares owned by holders who have committed to--or stated an intention to--vote in favor of the Merger. By suggesting that approval of the Merger is a foregone conclusion, the proxy statement discourages votes against the Merger.

        38. The proxy statement also makes misleading statements about the advice that IXC received from its financial advisors, Morgan Stanley and Merrill Lynch. Contrary to what is represented in the proxy statement, the IXC Board did not approve the retention of Morgan Stanley or of Merrill Lynch until after both advisors had presented their respective oral opinions. The proxy statement also fails to disclose that neither Morgan Stanley nor Merrill Lynch's opinions took into account, as an indicia of fairness or unfairness, Cincinnati Bell's purchase of one half of GEPT's stock in IXC at $50 per


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share. Third, the proxy statement omits that Morgan Stanley advised the IXC directors, prior to the Board's approval of the Merger, that Morgan Stanley believed that there were companies who would make better strategic partners with IXC than would Cincinnati Bell.

        39. The proxy statement also contains serious misstatements about the IXC Board's decision making process, as well as the interests of the directors who approved the Merger:

            a. The proxy statement section on "Interests of IXC's Directors and Management in the Merger" does not disclose (i) that Mr. Bragin, an IXC director, has served since 1985 as Vice President of General Electric Investment Corporation, a subsidiary of General Electric Company, which also is an advisor to the Trustees of GEPT and (ii) that the Merger Agreement was conditioned upon the GE Stockholders Agreement which in turn was conditioned on Cincinnati Bell's purchase of GEPT shares for $50 cash.

            b. The proxy statement does not disclose that Mr. Scott was terminated as a director of the Company just days before the Board considered the Merger Agreement.


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            c. The proxy statement states that one factor upon which the IXC directors based their approval of the Merger was the decision of Messrs. Scott and Irwin to "take all stock in the merger, believing the potential upside in the stock price of the combined company outweighed the benefits of taking half the value of their shares in cash." What the proxy statement fails to disclose is that Mr. Irwin has a tax basis in his IXC stock of less than $5 per share; thus making cash an unattractive choice for tax purposes, not because of the expected profitability of the combined company.

            d. The proxy statement represents that the IXC directors' approval of the Merger was based in part on the fact that General Electric, considered by the IXC board of directors to be one of the most respected institutional investors in the world, was in favor of the merger and would remain stockholder of the combined company with approximately 10 million shares of stock on a fully diluted basis in the combined company. That portion of the proxy statement, however, does not mention that GEPT insisted on being paid $50 in cash for half of its IXC shares, in large part to accomplish a divestment of what GEPT felt was too large of a position in IXC.

            e. The proxy statement suggests that the IXC Board based its approval of the Merger in part on a belief that Cincinnati Bell had high quality and depth in its management. What the proxy statement fails to disclose is that IXC's directors were told by the Company's due diligence team that one risk of the Merger was the lack of depth in Cincinnati Bell's management.


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            f. The proxy statement cites the "lack of alternatives to the merger available to IXC and its stockholders and the lack of other possible acquirers" as a factor considered by IXC's Board in approving the transaction. Again, what the proxy statement fails to disclose is that not only did Morgan Stanley advise IXC that at the time of the Merger Agreement at least two potential strategic partners preferable to Cincinnati Bell were still available, but that the IXC Board refused to allow Morgan Stanley to contact those entities.


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            g. The proxy statement identifies the following as price factors considered by the IXC Board in approving the Merger: (i) the Morgan Stanley and Merrill Lynch fairness opinions the Company received from Morgan Stanley and Merrill Lynch, (ii) the "premium" that the exchange rate in the Merger offers IXC stockholders above the market price of their shares prior to IXC's announcement that it had hired Morgan Stanley "to pursue strategic alternatives" and (iii) the expected trading price of IXC stock if disappointing second quarter 1999 results were announced without the concurrent announcement of the Merger. What the proxy statement fails to disclose, however, is that:

            (i) in the negotiations preceding the execution of the Merger Agreement, IXC had requested that CINCINNATI BELL pay all of the Company's stockholders the same cash price to be received by GEPT;

            (ii) in the same negotiations, IXC had sought a price of $100 per share for all of the Company's stockholders; and

            (iii) following the announcement of the Merger and the expected precipitous decline in CINCINNATI BELL's stock price, IXC repeated its request that all its stockholders be paid the same cash price and that the price be raised to $100 per share.


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                           SUMMARY OF CLAIMS ASSERTED

        40. The individual Defendants breached their fiduciary duties by committing the Company to a merger with Cincinnati Bell that provides IXC stockholders, other than GEPT, inferior value than that identified in proposals received from at least two earlier bidders.

        41. The proposed acquisition is unfair to members of the Class. The consideration to be paid to IXC's public stockholders does not reflect the full value of the Company's assets. For example, the proposed acquisition does not take into account the Company's increased earnings potential resulting from its planned 18,000 mile next-generation fiber network providing services to telecommunications providers and internet service providers. The inadequacy of the Merger price to be paid to the IXC stockholders is also demonstrated by the higher offers that had earlier been reported in the investment community. In addition, the guaranteed $50 cash per share price guaranteed to GEPT is evidence that the remaining stockholders of IXC are receiving an inadequate price for their stock. In fact, Richard Ellenberger, Cincinnati Bell's Chief Executive Officer, tacitly conceded that an arm's length negotiator would not accept the price currently offered to the IXC stockholders other than GEPT when he disclosed that the purpose of Cincinnati Bell's according special treatment to GEPT was to insure that the transaction would go through. To put it another way, GEPT insisted upon receiving $50 in cash to support the Merger, while the other stockholders received an uncertain value in Cincinnati Bell stock.


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        42. The stockholder vote on the Merger will be unfair to IXC's public stockholders other than GEPT: First, while GEPT will be receiving a guaranteed $50 per share for one-half of its common stock, it will be casting its 26% position as a vote that would bind the remaining public stockholders to a different, lower price, that GEPT itself was unwilling to accept. Second, IXC's stockholders will base their voting decision on a materially misleading proxy statement.

        43. The individual Defendants have breached and are breaching their fiduciary duties to Plaintiff and to the other members of the Class by permitting Cincinnati Bell to attempt to purchase approval of the proposed Merger from GEPT in exchange for preferential treatment and by approving on IXC's behalf a Merger that will pay the public shareholders of IXC an inadequate price, while providing for different and better consideration to GEPT.


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        44. Cincinnati Bell and Ivory have aided and abetted the individual
Defendants' breaches of fiduciary duties. Cincinnati Bell and Ivory were each aware that the price offered to the Company's public stockholders in the Merger was inadequate, as illustrated by Cincinnati Bell and Ivory's agreement to pay GEPT a higher price than the public stockholders in order to garner GEPT's vote to approve the Merger. Moreover, Cincinnati Bell and Ivory insisted that IXC's directors "agree" to the unlawful termination fee, stock option and no-talk provisions of the Merger Agreement.

        45. Plaintiff and the other members of the Class will be irreparably harmed unless the proposed transaction is enjoined. Absent injunctive relief, the individual defendants -- aided and abetted by Cincinnati Bell and Ivory -- will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class by, among other things, causing IXC to consummate a merger with Cincinnati Bell that is unfair to IXC's public stockholders. In addition, IXC will lose the opportunity to sell itself in transactions at higher -- and fairly apportioned -- prices while potential bidders are discouraged by the pending merger with Cincinnati Bell and the "no solicitation" and termination provisions in the Merger Agreement.


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        46. Plaintiffs and the other members of the Class have no adequate remedy at law.

        WHEREFORE, Plaintiffs pray for judgment and relief as follows:

        A. Ordering that this action may be maintained as a class action and certifying Plaintiffs as the Class representatives;

        B. Declaring that Defendants have breached their fiduciary and other duties to Plaintiffs and the other members of the Class;

        C. Preliminarily and permanently enjoining the Defendants and their counsel, agents, employees and all persons acting under, in concert with or for them, from proceeding with the violations complained of above, by:

           (i) preliminarily and permanently enjoining the proposed Merger;

           (ii) preliminarily and permanently enjoining the IXC stockholder vote on the Merger;

           (iii) declaring the no-talk, stock option and termination fee provisions of the Merger Agreement void and enjoining their enforcement; and

           (iv) declaring that IXC and its directors and shareholders have an absolute right to receive, consider and accept any alternative offers to the Merger.


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            D. Awarding compensatory and/or rescissory damages against
Defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

            E. Awarding costs and disbursements, including Plaintiffs' counsel's fees and experts' fees; and

            F. Granting such other and further relief as to the Court may seem just and proper.

                                            ASHBY & GEDDES


                                            -----------------------------------
                                            Stephen E. Jenkins
                                            Richard D. Heins
                                            Philip Trainer, Jr.
                                            One Rodney Square
                                            P.O. Box 1150
                                            Wilmington, DE 19899
                                            (302) 654-1888

                                            Attorneys for Plaintiffs

Dated: October 13, 1999


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